UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 28, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt information for the third quarter of 2026, published today by the registrant, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 1
UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Third quarter of 2026
This document
provides information
about the
treatment of
capital instruments and
other instruments
contributing to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 30 September 2026.
Information
about
the
Swiss
SRB
capital
framework
and
about
Swiss
SRB
going
and
gone
concern
requirements
is
provided in the
“Capital, liquidity and
funding, and balance
sheet” section of
the UBS Group
Annual Report 2025,
which
is available under “Annual reporting” at ubs.com/investors .

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 2
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
Additional tier 1 capital
1 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500
1,253
Perpetual 10.2.31
2 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500
1,483
Perpetual 12.2.27
3 UBS Group AG CH1160680174 16.2.22 CHF 265
315
Perpetual 16.2.27
4 UBS Group AG, Switzerland, or employing subsidiaries
5
18.2.22 USD 431
431
Perpetual 1.3.27
5 UBS Group AG, Switzerland, or employing subsidiaries
5
17.2.23 USD 405
405
Perpetual 1.3.28
6 UBS Group AG 144A: US902613BF40
RegS: USH42097ES26
13.11.23 USD 1,750
1,734
Perpetual 13.11.28
7 UBS Group AG 144A: US902613BE74
RegS: USH42097ER43
13.11.23 USD 1,750
1,667
Perpetual 13.11.33
8 UBS Group AG 144A: US902613BK35
RegS: USH42097EW38
12.2.24 USD 1,000
950
Perpetual 12.4.31
9 UBS Group AG, Switzerland, or employing subsidiaries
5
16.2.24 USD 515
515
Perpetual 1.3.29
10 UBS Group AG CH1325807860 21.2.24 SGD 650
516
Perpetual 21.8.29
11 UBS Group AG CH1357852636 24.6.24 SGD 675
538
Perpetual 21.12.29
12 UBS Group AG
144A: US902613BN73
RegS: USH42097EZ68
10.9.24 USD 1,500
1,436
Perpetual 10.9.29
13 UBS Group AG 144A: US225401BH08
RegS: USH42097FA09
10.2.25 USD 1,500
1,455
Perpetual 10.2.30
14 UBS Group AG 144A: US225401BJ63
RegS: USH42097FB81
10.2.25 USD 1,500
1,417
Perpetual 10.8.34
15 UBS Group AG, Switzerland, or employing subsidiaries
5
21.2.25 USD 539
539
Perpetual 1.3.30
16 UBS Group AG
144A: US902613BR87
RegS: USH42097FE21
5.8.25 USD 750
717
Perpetual 5.8.30
17 UBS Group AG 144A: US902613BS60
RegS: USH42097FF95
5.8.25 USD 1,250
1,160
Perpetual 5.2.35
18 UBS Group AG CH1485827070 29.9.25 AUD 1,250
821
Perpetual 29.9.30
19 UBS Group AG
144A: US902613BW72
RegS: USH42097FQ50
8.1.26 USD 1,500
1,378
Perpetual 8.1.36
20 UBS Group AG 144A: US902613BV99
RegS: USH42097FP77
8.1.26 USD 1,500
1,417
Perpetual 8.1.31
21 UBS Group AG CH1522231294 13.2.26 AUD 1,000
662
Perpetual 13.8.32
22 UBS Group AG, Switzerland, or employing subsidiaries
5
19.2.26 USD 551
551
Perpetual 1.3.31
23 UBS Group AG 144A: US902613BX55
RegS: USH42097FV46
5.6.26 USD 1,500
1,431
Perpetual 5.6.32
Total high-trigger loss-absorbing additional tier 1 capital
22,792
Total additional tier 1 capital
22,792

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 3
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
Tier 2 capital
1 UBS AG, London branch
6
XS0102733317 15.10.99 EUR 25
0
15.10.29
2 UBS AG, London branch
6
XS0102733408 15.10.99 EUR 25
0
15.10.29
3 UBS AG, London branch
6
XS0104830772 1.12.99 USD 80
0
3.1.28
4 UBS AG, London branch
6
XS0105838964 23.12.99 USD 19
0
30.12.27
5 UBS AG, London branch
6
XS0105839269 23.12.99 USD 46
0
30.12.26
Total non-Basel III-compliant tier 2 capital
0
Total tier 2 capital
0

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 4
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
7
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000
1,327
15.5.45
2 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000
1,980
23.3.28 23.3.27
3 UBS Group AG CH0385997058 27.10.17 JPY 8,300
53
27.10.27 27.10.26
4 UBS Group AG CH0385997066 27.10.17 JPY 10,000
52
27.10.33 27.10.32
5 UBS Group AG 144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 427
8
410
12.1.29 12.1.28
6 UBS Group AG CH0406415312 29.3.18 USD 447.2
9
233
10
29.3.48 29.3.23
7 UBS Group AG CH0419042517 29.6.18 USD 216.9
9
121
10
29.6.48 29.6.23
8 UBS Group AG CH0406415296 11.7.18 EUR 100
90
10
4.7.34 11.7.28
9 UBS Group AG CH0428194218 31.8.18 USD 281.9
9
156
10
31.8.48 31.8.23
10 UBS Group AG CH0438965599 26.10.18 USD 151.2
9
89
10
26.10.48 26.10.23
11 UBS Group AG CH0445624999 9.11.18 JPY 20,000
125
9.11.28 9.11.27
12 UBS Group AG CH0449619078 27.12.18 USD 150.4
9
89
10
27.12.48 27.12.23
13 UBS Group AG CH0449619094 30.1.19 USD 179
9
105
10
30.1.49 30.1.24
14 UBS Group AG CH0457206792 30.1.19 USD 179
9
104
10
30.1.49 30.1.24
15 UBS Group AG CH0457206834 30.1.19 USD 148.6
9
86
10
30.1.49 30.1.24
16 UBS Group AG CH0474977748 29.5.19 USD 182.1
9
93
10
29.5.49 29.5.24
17 UBS Group AG CH0483180912 11.6.19 EUR 100
99
10
11.3.30 11.3.29
18 UBS Group AG CH0483180987 27.6.19 USD 179
9
87
10
27.6.49 27.6.24
19 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500
1,361
13.8.30 13.8.29
20 UBS Group AG CH0494734418 10.9.19 EUR 1,000
987
10.9.29
21 UBS Group AG CH0506668844 4.11.19 USD 181.1
9
91
10
4.11.49 4.11.22
22 UBS Group AG CH0517825276 14.1.20 EUR 1,250
1,399
14.1.28 14.1.27
23 UBS Group AG CH0511762046 31.1.20 USD 360.3
9
97
10
31.1.60 31.1.25
24 UBS Group AG CH0521617321 4.3.20 USD 151.4
9
76
10
4.3.50 4.3.25
25 UBS Group AG 144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 1,116
8
998
1.4.31 1.4.30
26 UBS Group AG CH0535271214 14.4.20 USD 257.7
9
115
10
14.4.50 14.4.25
27 UBS Group AG CH0547243250 22.5.20 USD 124.4
9
53
10
22.5.50 22.5.25
28 UBS Group AG CH0543827189 27.5.20 USD 621.9
9
264
10
27.5.50 27.5.25
29 UBS Group AG CH0550413337 9.6.20 GBP 750
967
9.6.28 9.6.27
30 UBS Group AG CH0558521271 18.8.20 AUD 41.9
9
20
10
18.8.35 18.8.30
31 UBS Group AG CH0561923860 22.9.20 USD 64.9
9
28
10
22.9.50 22.9.23
32 UBS Group AG CH0576402181 5.11.20 EUR 1,500
1,612
5.11.28 5.11.27

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 5
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
33 UBS Group AG CH0579132942 24.11.20 USD 40
29
10
24.11.35 24.11.23
34 UBS Group AG CH0581183594 3.12.20 AUD 45
22
10
3.12.35 3.12.23
35 UBS Group AG CH0587372951 12.1.21 USD 116.4
9
53
10
12.1.51 12.1.26
36 UBS Group AG CH0591979627 18.1.21 EUR 1,500
1,271
18.1.33
37 UBS Group AG CH0588488863 29.1.21 USD 385.9
9
182
10
29.1.51 29.1.26
38 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000
1,681
11.2.32 11.2.31
39 UBS Group AG CH0595205524 24.2.21 EUR 1,000
1,074
24.2.28
40 UBS Group AG CH0595205532 24.2.21 EUR 1,250
1,125
24.2.33
41 UBS Group AG CH0598928718 24.2.21 CHF 360
422
24.8.29 24.8.28
42 UBS Group AG US902613AF58 25.2.21 USD 25
19
10
25.2.36 25.2.24
43 UBS Group AG CH0595205490 26.2.21 USD 200.5
9
98
10
26.2.51 26.2.26
44 UBS Group AG CH0595205508 26.2.21 AUD 106.2
9
36
10
26.2.51 26.2.26
45 UBS Group AG CH0598928734 4.3.21 USD 40
30
10
4.3.36 4.3.24
46 UBS Group AG 144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250
2,696
14.5.32 14.5.31
47 UBS Group AG CH1112455774 26.5.21 USD 318.5
9
162
10
26.5.51 26.5.26
48 UBS Group AG CH1142231690 3.11.21 EUR 1,250
1,187
3.11.31
49 UBS Group AG CH1142231708 3.11.21 GBP 400
488
3.11.29 3.11.28
50 UBS Group AG CH1145096165 9.11.21 CHF 440
520
9.11.28 9.11.27
51 UBS Group AG CH1142754311 15.11.21 GBP 140
8
148
15.11.29 15.11.28
52 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500
1,250
11.2.33 11.2.32
53 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500
952
11.2.43 11.2.42
54 UBS Group AG CH1174335740 24.3.22 EUR 1,500
1,518
2.4.32 2.4.31
55 UBS Group AG CH1175016083 25.3.22 AUD 42.7
9
26
10
25.3.32 25.3.25
56 UBS Group AG CH1167887269 29.3.22 USD 95.5
9
49
10
29.3.47 29.3.27
57 UBS Group AG CH1174335773 4.4.22 JPY 5,000
31
10
4.4.28 4.4.26
58 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200
1,189
12.5.28 12.5.27
59 UBS Group AG CH1182086871 16.5.22 EUR 45
44
10
17.5.37 16.5.27
60 UBS Group AG CH1187520452 18.5.22 AUD 70.4
9
41
10
18.5.37 18.5.25
61 UBS Group AG CH1194000357 15.6.22 EUR 1,000
1,082
15.6.30 15.6.29
62 UBS Group AG CH1195555425 22.6.22 EUR 25
23
10
22.6.42 22.6.29
63 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500
1,320
5.8.33 5.8.32
64 UBS Group AG 144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 525
8
498
12.8.33 12.8.32
65 UBS Group AG CH1204175116 16.8.22 EUR 35.3
9
26
10
16.8.52 16.8.32
66 UBS Group AG CH1210198151 8.9.22 EUR 37
34
10
8.9.42 8.9.32
67 UBS Group AG CH1212189141 15.9.22 EUR 120
117

15.9.37 15.9.34

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 6
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
68 UBS Group AG CH1213243889 21.9.22 EUR 30
31
10
21.9.32 21.9.27
69 UBS Group AG CH1213243905 28.9.22 JPY 10,000
38
10
28.9.42
70 UBS Group AG CH1214797172 14.11.22 EUR 671
8
800
1.3.29 1.3.28
71 UBS Group AG 144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 733
8
789
15.11.33 15.11.32
72 UBS Group AG CH1236363391 11.1.23 EUR 1,000
1,117
11.1.31 11.1.30
73 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250
2,096
12.1.34 12.1.33
74 UBS Group AG CH1242301294 16.1.23 EUR 42
43
10
16.1.43 16.1.33
75 UBS Group AG CH1244731779 15.2.23 EUR 90
95
10
15.2.38 15.2.33
76 UBS Group AG CH1244731787 17.2.23 EUR 35.5
9
34
10
17.2.43 17.2.33
77 UBS Group AG CH1255915022 16.3.23 AUD 40
26
10
16.3.38 16.3.30
78 UBS Group AG CH1248666922 16.3.23 JPY 10,000
57
16.3.33
79 UBS Group AG CH1255915006 17.3.23 EUR 1,046
1,193
17.3.28 17.3.27
80 UBS Group AG CH1255915014 17.3.23 EUR 977
1,102
17.3.32 17.3.31
81 UBS Group AG CH1255915030 17.3.23 AUD 61.9
9
36
10
17.3.38 17.3.26
82 UBS Group AG CH1253456094 21.3.23 AUD 200
136
10
21.3.33 21.3.26
83 UBS Group AG CH1277240953 29.6.23 EUR 25
25
10
29.6.43 29.6.33
84 UBS Group AG CH1277240961 30.6.23 EUR 50
51
10
30.6.43 30.6.31
85 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250
1,252
22.12.27 22.12.26
86 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500
1,489
22.9.29 22.9.28
87 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750
1,673
22.9.34 22.9.33
88 UBS Group AG CH1305916756 21.11.23 EUR 93.5
9
98
10
21.11.38 21.11.30
89 UBS Group AG CH1305916798 30.11.23 EUR 25
27
10
30.11.38 30.11.32
90 UBS Group AG CH1305916806 30.11.23 EUR 60
66
10
30.11.38 30.11.30
91 UBS Group AG CH1305916822 7.12.23 AUD 59
9
32
10
7.12.53 7.12.26
92 UBS Group AG CH1305916863 15.12.23 CHF 42.8
9
50
10
30.6.34
93 UBS Group AG 144A: US902613BJ61
RegS: USH42097EV54
8.1.24 USD 1,750
1,706
8.2.30 8.2.29
94 UBS Group AG 144A: US902613BH06
RegS: USH42097EU71
8.1.24 USD 2,250
2,065
8.2.35 8.2.34
95 UBS Group AG CH1305916897 9.1.24 EUR 1,250
1,343
9.6.33 9.6.32
96 UBS Group AG CH1314941464 17.1.24 EUR 50
53
10
17.1.44 17.1.29
97 UBS Group AG CH1331113543 13.3.24 EUR 25
25
10
13.3.44 13.3.32
98 UBS Group AG CH1331113600 15.4.24 USD 40.8
9
40
10
15.4.29 15.4.27
99 UBS Group AG 144A: US902613BL18
RegS: USH42097EX11
13.5.24 USD 1,750
1,725
13.9.30 13.9.29
100 UBS Group AG CH1348614079 21.5.24 EUR 50
53
10
21.5.34
101 UBS Group AG CH1348614152 22.5.24 CHF 335
413
22.5.30 22.5.29
102 UBS Group AG CH1348614095 23.5.24 EUR 28
9

10
23.5.44 23.5.29

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 7
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
103 UBS Group AG CH1353257855 14.6.24 EUR 70
74
10
14.6.44 14.6.27
104 UBS Group AG CH1357852727 16.7.24 USD 28.6
9
25
10
16.7.39 16.7.29
105 UBS Group AG CH1357852743 23.7.24 USD 85.7
9
81
10
23.1.32 23.1.31
106 UBS Group AG CH1357852719 25.7.24 JPY 4,100
18
10
25.7.54 25.7.29
107 UBS Group AG CH1357852768 30.7.24 EUR 25
28
10
30.7.31 30.7.27
108 UBS Group AG CH1357852776 30.7.24 EUR 35
37
10
30.7.36 30.7.27
109 UBS Group AG 144A: US902613BM90
RegS: USH42097EY93
6.9.24 USD 1,500
1,196
6.9.45 6.9.44
110 UBS Group AG CH1377443820 20.9.24 USD 50
45
10
20.9.34 20.9.30
111 UBS Group AG CH1377443861 26.9.24 EUR 43
41
10
26.9.44 26.9.34
112 UBS Group AG CH1380011366 6.11.24 USD 55.1
9
53
10
6.11.31 6.11.27
113 UBS Group AG CH1390516966 13.11.24 USD 44.1
9
42
10
13.11.31 13.11.28
114 UBS Group AG CH1390516974 19.11.24 USD 33.1
9
32
10
19.11.31 19.11.27
115 UBS Group AG CH1396329794 22.11.24 USD 55
9
53
10
22.11.30 22.11.28
116 UBS Group AG CH1396329828 3.12.24 USD 33
9
32
10
3.12.30 3.12.27
117 UBS Group AG CH1414003454 12.2.25 EUR 1,250
1,375
12.2.30 12.2.29
118 UBS Group AG CH1414003462 12.2.25 EUR 1,500
1,579
12.2.34 12.2.33
119 UBS Group AG CH1414003538 21.2.25 USD 38.4
9
29
10
21.2.55 21.2.28
120 UBS Group AG CH1414003553 24.2.25 EUR 30
31
10
24.2.40 24.2.30
121 UBS Group AG CH1414003579 3.3.25 EUR 33.5
35
10
3.3.40 3.3.28
122 UBS Group AG CH1428866979 14.3.25 AUD 48.3
9
27
10
14.3.45 14.3.30
123 UBS Group AG CH1428866995 14.3.25 EUR 50
54
10
14.3.35 14.3.30
124 UBS Group AG CH1428867118 3.4.25 CNY 209.1
9
32
10
3.4.30 3.4.28
125 UBS Group AG CH1428867159 10.4.25 USD 53.9
9
51
10
10.4.31 10.4.28
126 UBS Group AG CH1433241101 10.4.25 USD 54
9
51
10
10.4.32 10.4.28
127 UBS Group AG CH1433241127 11.4.25 USD 43.1
9
40
10
11.4.32 11.4.28
128 UBS Group AG 144A: US902613BQ05
RegS: USH42097FD48
9.5.25 USD 1,750
1,619
9.5.36 9.5.35
129 UBS Group AG CH1433241192 12.5.25 EUR 1,250
1,415
12.5.29 12.5.28
130 UBS Group AG CH1433241259 21.5.25 EUR 25
27
10
21.5.40
131 UBS Group AG CH1433241242 22.5.25 EUR 31
32
10
22.5.37 22.5.28
132 UBS Group AG CH1449583652 30.5.25 EUR 22.5
22
10
30.5.40
133 UBS Group AG CH1454185856 24.6.25 EUR 47.6
49
10
24.6.37 24.6.28
134 UBS Group AG CH1454185864 26.6.25 USD 26.3
9
26
10
26.6.28
135 UBS Group AG CH1454185898 26.6.25 USD 32
9
31
10
26.6.31 26.6.28
136 UBS Group AG CH1454185963 7.7.25 CNY 600
90
10
7.7.30 7.7.28
137 UBS Group AG CH1462229860 8.7.25 CNY 600
90
10
8.7.30 8.7.28
138 UBS Group AG CH1462229977 8.8.25 USD 42.4
9
40
10
8.8.32 8.8.28
139 UBS Group AG CH1462230025 11.8.25 CNY 200
30
10
11.8.30 11.8.28
140 UBS Group AG CH1462230017 11.8.25 CNY 200
30
10
11.8.30 11.8.28
141 UBS Group AG CH1462230009 11.8.25 CNY 200
30
10
11.8.30 11.8.28
142 UBS Group AG CH1462229993 11.8.25 CNY 286

10
11.8.30 11.8.28

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 8
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
143 UBS Group AG CH1462229985 11.8.25 CNY 1,094
164
10
11.8.30 11.8.28
144 UBS Group AG CH1474856957 11.8.25 EUR 750
814
11.8.31 11.8.30
145 UBS Group AG CH1474856965 11.8.25 EUR 1,250
1,317
11.8.36 11.8.35
146 UBS Group AG CH1474856999 14.8.25 USD 26.5
9
24
10
14.8.33 14.8.28
147 UBS Group AG CH1474857088 4.9.25 EUR 28
28
10
4.9.45 4.9.35
148 UBS Group AG CH1478430825 10.9.25 USD 25
25
10
10.9.32 10.9.30
149 UBS Group AG 144A: US225401BP24
RegS: USH42097FL63
23.9.25 USD 1,750
1,586
23.3.37 23.3.36
150 UBS Group AG 144A: US225401BK37
RegS: USH42097FG78
23.9.25 USD 1,250
1,211
23.12.29 23.12.28
151 UBS Group AG 144A: US225401BM92
RegS: USH42097FJ18
23.9.25 USD 1,000
932
23.9.31 23.9.30
152 UBS Group AG 144A: US225401BL10
RegS: USH42097FH51
23.9.25 USD 700
700
Interest Payment Date
falling in or nearest to
December 2029
Interest Payment
Date falling in or
nearest to
December 2028
153 UBS Group AG 144A: US225401BN75
RegS: USH42097FK80
23.9.25 USD 300
300
Interest Payment Date
falling in or nearest to
September 2031
Interest Payment
Date falling in or
nearest to
September 2030
154 UBS Group AG CH1485827039 24.9.25 CNY 184.7
9
28
10
24.9.30 24.9.28
155 UBS Group AG 144A: US902613BT44
RegS: USH42097FM47
6.11.25 USD 2,000
1,865
Interest Payment Date
falling in or nearest to
November 2033
6.11.32
156 UBS Group AG 144A: US902613BU17
RegS: USH42097FN20
6.11.25 USD 1,250
1,084
6.5.47 6.5.46
157 UBS Group AG CH1494626273 13.11.25 USD 26
9
24
10
13.11.32 13.11.28
158 UBS Group AG CH1494626281 13.11.25 USD 26.1
9
23
10
13.11.35 13.11.28
159 UBS Group AG CH1512676888 13.1.26 EUR 1,500
1,641
13.2.31 13.2.30
160 UBS Group AG CH1512676896 13.1.26 EUR 1,500
1,593
13.1.37 13.1.36
161 UBS Group AG CH1512676946 20.1.26 EUR 42.1
45
10
20.1.38 20.1.29
162 UBS Group AG 144A: US225401BQ07
RegS: USH42097FR34
10.2.26 USD 500
498
10.4.30 Interest Payment
Date falling in or
nearest to April
2029
163 UBS Group AG 144A: US225401BR89
RegS: USH42097FS17
10.2.26 USD 2,000
1,928
10.4.30 10.4.29
164 UBS Group AG 144A: US225401BS62
RegS: USH42097FT99
10.2.26 USD 1,250
1,181
10.8.32 10.8.31
165 UBS Group AG 144A: US225401BT46
RegS: USH42097FU62
10.2.26 USD 1,500
1,373
10.8.37 10.8.36
166 UBS Group AG CH1522231237 11.2.26 USD 30.9
9
29
10
11.2.33 11.8.30
167 UBS Group AG CH1522231286 13.2.26 USD 26
25
10
13.2.31 13.2.29
168 UBS Group AG CH1522231344 25.2.26 USD 26
26
10
25.2.33 Interest Payment
Date falling in or
nearest to
February 2031

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 9
Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.26
Amount eligible for
the gone concern
requirement
as of 30.9.26 Maturity date
First optional call
date
169 UBS Group AG CH1533150996 27.2.26 EUR 35
36
10
27.2.46 27.2.34
170 UBS Group AG CH1533151093 20.3.26 EUR 25
26
10
20.3.46 20.3.38
171 UBS Group AG CH1540977258 2.4.26 EUR 52
56
10
2.4.38 2.4.30
172 UBS Group AG CH1552014222 13.5.26 EUR 25
27
10
13.5.42 13.5.41
173 UBS Group AG CH1552014305 15.5.26 EUR 45
48
10
15.5.38 15.5.30
174 UBS Group AG CH1552014214 15.5.26 AUD 46.1
9
28
10
15.5.46 15.5.29
175 UBS Group AG CH1552014339 21.5.26 EUR 23
25
10
21.5.34 21.5.29
176 UBS Group AG CH1564488638 2.6.26 EUR 24
26
10
2.6.36 2.6.29
177 UBS Group AG CH1571219273 24.6.26 EUR 25
27
10
24.6.41 24.6.29
178 UBS Group AG CH1571219265 29.6.26 EUR 22.2
9
24
10
29.6.34 29.6.31
179 UBS Group AG CH1571219364 2.7.26 JPY 65,600
411
2.7.30 2.7.29
180 UBS Group AG CH1571219372 2.7.26 JPY 35,600
221
2.7.32 2.7.31
181 UBS Group AG CH1571219380 2.7.26 JPY 8,800
54
2.7.37 2.7.36
182 UBS Group AG CH1580409105 9.7.26 EUR 25.5
26
10
9.7.47 9.7.35
183 UBS Group AG CH1580409139 13.7.26 CNY 175.8
9
26
10
13.7.31 13.7.29
184 UBS Group AG CH1593190999 12.8.26 CHF 265
312
12.8.31 12.8.30
185 UBS Group AG CH1593191005 12.8.26 CHF 285
324
14.2.35 14.2.34
186 UBS Group AG CH1580409238 12.8.26 EUR 22.1
9
22
10
12.8.46 12.8.30
187 UBS Group AG CH1593191138 1.9.26 USD 25
9
25
10
1.9.31 Interest Payment
Date falling in or
nearest to
September 2029
188 UBS Group AG CH1598620024 8.9.26 GBP 1,000
1,313
8.9.32 8.9.31
189 UBS Group AG CH1598620016 8.9.26 EUR 2,000
2,207
8.9.37 8.9.36
190 UBS Group AG 144A: US902613BY39
RegS: USH42097FW29
11.9.26 USD 2,250
2,210
Interest Payment Date
falling in or nearest to
October 2031
11.10.30
191 UBS Group AG 144A: US902613BZ04
RegS: USH42097FX02
11.9.26 USD 2,000
1,944
11.9.34 11.9.33
192 UBS Group AG 144A: US902613CA44
RegS: USH42097FY84
11.9.26 USD 1,750
1,645
11.9.47 11.9.46
193 UBS Group AG CH1598620107 18.9.26 USD 25
9
25
10
Interest Payment Date
falling in or nearest to
September 2033
Interest Payment
Date falling in or
nearest to
September 2031
Total TLAC-eligible senior unsecured debt
90,800
1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the instruments included in the table above. Instruments are listed according to their issuance date.
2 On 12 June 2023,
Credit Suisse Group AG merged with and into UBS Group AG, and its obligations under its outstanding debt securities became obligations of UBS Group AG.
3 Instruments available to meet gone concern requirements remain eligible until one year before maturity.
4 Includes only outstanding tier 2 and TLAC-eligible
capital instruments and does not include the add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income that qualify as gone concern capital.
5 Relates to Deferred Contingent Capital Plan awards.
6 Non-Basel III-compliant tier 2 capital instruments originally issued by Credit Suisse AG do not qualify as gone concern instruments.
7 The ISINs for this instrument have changed compared with those from original issuance.
8 The nominal amount outstanding as of 30 September 2026 has been reduced compared to the nominal amount at the issue date as a result of a tender offer by UBS Group AG on 2 September 2026.
9 Information corresponds to the amortized face amount as of
30 September 2026 and therefore includes the applicable accrual yield and, if applicable, the issue price discount, with
the numbers being rounded to one decimal place.
10 The eligible amounts presented
are adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 10
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information contained herein
are provided solely for
information purposes and
are not to
be construed as
solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors
, for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
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|
Within tables, blank fields generally
indicate non-applicability or that
presentation of any content
would not be meaningful or
that information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
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website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
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of any such websites into this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
October 28, 2026